Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction of Organization	Ownership
XPEL Inc	Nevada, USA	Parent
XPEL Ltd	U.K.	100%
XPEL Canada Corp.	Canada	100%
XPEL B.V.	Netherlands	100%
XPEL de Mexico S. de R.L. de C.V.	Mexico	100%
XPEL Australia Pty Ltd	Australia	100%
XPEL Slovakia s.r.o	Slovakia	100%
XPEL Germany GmbH	Germany	100%
XPEL India Pvt Ltd	India	100%
XPEL Italia SRL	Italy	100%
XPEL Protective Film Shanghai Ltd	China	100%
XPEL New Materials Technology Shanghai Ltd	China	76%

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, other subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.